

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 15, 2017

Mr. Michael McClellan
Interim Chief Financial Officer
Teva Pharmaceutical Industries Limited
5 Basel Street
P.O. Box 3190
Petach Tivka 4951033 Israel

     Re: Teva Pharmaceutical Industries Limited
              Form 20-F for Fiscal Year Ended December 31, 2016
              Filed February 15, 2017
              File No. 001-16174

Dear Mr. McClellan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Angela M. Connell

              Angela M. Connell
              Accounting Branch Chief
              Office of Healthcare and Insurance